Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2020

Gurugram, India and New York February 4, 2021— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India's leading corporate travel services provider and one of India's leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2020

“India continues to make good progress in its fight against Covid. The number of cases in India in January 2021 is trending at about 12,000 a day down from the peak of 90,000 a day, based on data from Indian Health Ministry. We believe this steady decline in cases over the past few months is giving consumers the confidence to travel domestically. We have seen airline capacity and loads improving, with domestic December traffic averaging approximately 230,000 passengers a day, up from 125,000 a day in September. December 2020 passenger traffic now stands at 56.3% of December 2019 levels based on data from “Directorate General of Civil Aviation India”.”

“This recovery in domestic travel led to a sequential quarterly growth of 60% in our Adjusted Revenue to INR 606.6 million (USD 8.3 million).  This growth in revenue further combined with strong cost control enabled us to reduce our adjusted EBITDA loss sequentially from INR 125.0 million (USD 1.7 million) in the September 2020 quarter to INR 36.4 million (USD 0.5 million) in the December 2020 quarter. We continue to make strong progress towards our stated goal of achieving Adjusted EBITDA break even in the first half of 2021 and believe our current liquidity position and cost optimization efforts provide us with enough capital to withstand a prolonged slowdown in the travel industry should that occur.” Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended December 31, 2020:

•	Revenue of INR 309.1 million (USD 4.2 million).
•	Adjusted Revenue(1) improved to INR 606.6 million (USD 8.3 million), representing an increase of 60.6% quarter over quarter (“QoQ”) versus a decrease of 61.8% YOY.
•	Adjusted Revenue(1) from Air Ticketing improved to INR 428.5 million (USD 5.9 million), representing an increase of 69.2% QoQ versus a decrease of YOY 58.1% .
•	Adjusted Revenue(1) from Hotels and Packages improved to INR 109.6 million (USD 1.5 million), representing an increase of 140.8% QoQ verses a decrease of 48.8% YOY.
•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) improved to INR 5,758.1 million (USD 78.9 million) QoQ versus decrease of INR 15,344 million (USD 210.2 million) YOY.
•	Loss for the period was INR 216.9 million (USD 3.0 million) versus a loss of INR 300.6 million (USD 4.1 million) reflecting an improvement of INR 83.7 million (USD 1.1 million) QoQ.
•	Adjusted EBITDA (2) Loss was INR 36.4 million (USD 0.50 million) reflecting an improvement of INR 88.6 million (USD 1.2 million) QoQ versus a loss of INR 125.0 million (USD 1.7 million).

	Three months ended September 30, 2020	Three months ended December 31, 2020	Three months ended December 31, 2020	QOQ Change
	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	263,294	309,102	4,234	17.4%
Results from operations	(288,659)	(197,548)	(2,705)	31.6%
Loss for the period	(300,614)	(216,914)	(2,970)	27.8%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	377,716	606,614	8,309	60.6%
Air Ticketing	253,200	428,537	5,870	69.2%
Hotels and Packages	45,538	109,641	1,502	140.8%
Others (Including Other Income)	78,978	68,436	937	13.3%
Adjusted EBITDA (2)	(125,022)	(36,388)	(498)	70.9%
Operating Metrics
Gross Bookings (3)	1,687,712	5,758,140	78,868	241.2%
Air Ticketing	1,577,609	5,140,396	70,407	225.8%
Hotels and Packages	110,103	617,744	8,461	461.1%
Quantitative details (5)
Air Passengers Booked	464	910		96.1%
Stand-alone Hotel Room Nights Booked	39	199		409.0%
Packages Passengers Travelled	1	1		12.2%

	Three months ended December 31,
	2019	2020	2020	YOY Change
	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,966,805	309,102	4,234	(84.3)%
Results from operations	29,090	(197,548)	(2,705)	(779.1)%
Profit/ (Loss) for the period	112,878	(216,914)	(2,970)	(292.2)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,586,562	606,614	8,309	(61.8)%
Air Ticketing	1,021,726	428,537	5,870	(58.1)%
Hotels and Packages	214,164	109,641	1,502	(48.8)%
Others (Including Other Income)	350,672	68,436	937	(80.5)%
Adjusted EBITDA (2)	205,036	(36,388)	(498)	(117.7)%
Operating Metrics
Gross Bookings (3)	21,101,933	5,758,140	78,868	(72.7)%
Air Ticketing	19,042,527	5,140,396	70,407	(73.0)%
Hotels and Packages	2,059,406	617,744	8,461	(70.0)%
Net Revenue Margin% (4)
Air Ticketing	5.4%	8.3%
Hotels and Packages	10.4%	17.7%
Quantitative details (5)
Air Passengers Booked	2,047	910		(55.6)%
Stand-alone Hotel Room Nights Booked	300	199		(33.8)%
Packages Passengers Travelled	28	1		(96.0)%

Note:

(1)	Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue. See section “Certain Non-IFRS Measures.”

(2)    See the section below titled “Certain Non-IFRS Measures.”

(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds..
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the higher cancellations against the new bookings, the Net Revenue Margin number is not comparable for the three months ended September 30, 2020.
(5)	Quantitative details are considered on a gross basis.

As of December 31, 2020, 61,420,404 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2020, the unaudited interim condensed consolidated statement of financial position as of December 31, 2020, the unaudited interim condensed consolidated statement of cash flows for nine months ended and discussion of the results of the three months ended December 31, 2020 compared with three months ended December 31, 2019 and compared with three months ended September 30, 2020, were converted into U.S. dollars at the exchange rate of 73.01 INR per USD, which is based on the noon buying rate as at December 31, 2020, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

The impact of the novel strain of coronavirus ("COVID-19"), which was initially detected in China in December 2019 and subsequently spread globally, is gradually being contained by the global community. In recent months, India has also begun its recovery from the effects of the COVID-19 pandemic, evidenced by increased economic activity in India, both generally and within the travel industry. India has also started a vaccination program, immunizing individuals in a staggered fashion beginning with frontline workers and, with this and certain other measures in place, the restrictions imposed on travel are being gradually phased out. The Company has adopted certain cost control measures, which we believe have helped mitigate the economic impact of the COVID-19 pandemic on our business.

Ebix Litigation Update

As previously disclosed, on June 5, 2020, the Group provided to Ebix, Inc. ("Ebix") a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc. ("EbixCash") and filed a complaint in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020 (the "Extension Agreement").  The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and reasonable fees and costs. On August 14, 2020, Ebix filed  a motion to dismiss the Complaint, which the Group is in the process of responding to. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. The Court has scheduled a hearing for arguments concerning the motion to dismiss on Mar 22, 2021.

Results of Three Months Ended December 31, 2020

Revenue.  We generated revenue of INR 309.1 million (USD 4.2 million) in the three months ended December 31, 2020, a decrease of 84.3% compared with INR 1,966.8 million (USD 26.9 million) in three months ended December 31, 2019. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our revenue in the current reported three months ended increased from INR 263.3 million (USD 3.6 million) in the three months ended September 30, 2020; an improvement of INR 45.8 million (USD 0.6 million) quarter on quarter due to gradual recovery in travel demand.

Service Cost.  Our service cost decreased to INR 5.9 million (USD 0.1 million) in the three months ended December 31, 2020 from INR 807.5 million (USD 11.1 million) in the three months ended December 31, 2019 primarily due to the significant decrease in our sales of holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 61.8% to INR 606.6 million (USD 8.3 million) in the three months ended December 31, 2020 from INR 1,586.6 million (USD 21.7 million) in the three months ended December 31, 2019. Adjusted Revenue includes the add-back of INR 287.6 million (USD 3.9 million) in the three months ended December 31, 2020 from INR 402.3 million (USD 5.5 million) in the three months ended December 31, 2019, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 58.1% in our Adjusted Revenue from Air Ticketing along with a decrease of 48.8% in our Adjusted Revenue from Hotels and Packages and decrease of 80.5% in Others (Including Other Income) which primarily consists of advertisement income and government grants.

On a sequential basis Adjusted Revenue increased by 60.6% compared to Adjusted Revenue of INR 377.7 million (USD 5.2 million) in the three months ended September 30, 2020 due to a gradual recovery in travel demand, largely within the domestic market.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue
(a non-IFRS measure)
	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	648,511	217,721	1,002,222	44,220	316,072	47,161	1,966,805	309,102
Add: Customer promotional expenses	373,215	210,816	19,465	71,337	9,601	5,466	402,281	287,619
Service cost	-	-	(807,523)	(5,916)	-	-	(807,523)	(5,916)
Other income	-	-	-	-	-	-	24,999	15,809
Adjusted Revenue	1,021,726	428,537	214,164	109,641	325,673	52,627	1,586,562	606,614

Air Ticketing. Revenue from our Air Ticketing business was INR 217.7 million (USD 3.0 million) in the three months ended December 31, 2020 against INR 648.5 million (USD 8.9 million) in the three months ended December 31, 2019 against INR 181.4 million (USD 2.5 million) in the three months ended September 30, 2020.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 428.5 million (USD 5.9 million) in the three months ended December 31, 2020 against INR 1,021.7 million (USD 14.0 million) in the three months ended December 31, 2019. Adjusted Revenue (1) for Air Ticketing includes the addition of INR 210.8 million (USD 2.9 million) in the three months ended December 31, 2020 against INR 373.2 million (USD 5.1 million) in the three months ended December 31, 2019 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in Adjusted Revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Air Ticketing Adjusted Revenue improved 69.2% sequentially in the three months ended December 31, 2020 versus INR 253.2 million (USD 3.4 million) in the three months ended September 30, 2020 due to improving travel demand. Air passengers travelled almost doubled sequentially up 96% to 910 thousand passengers in the December 2020 quarter.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 44.2 million (USD 0.6 million) in the three months ended December 31, 2020 against INR 1,002.2 million (USD 13.7 million) in the three months ended December 31, 2019 against INR 35.7 million (USD 0.5 million) in the three months ended September 30, 2020.

.

Adjusted Revenue (1) for this segment decreased by 48.8% to INR 109.6 million (USD 1.5 million) in the three months ended December 31, 2020 from INR 214.2 million (USD 2.9 million) in the three months ended December 31, 2019. In the three months ended December 31, 2020, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 71.3 million (USD 1.0 million) against INR 19.5 million (USD 0.3 million) in the three months ended December 31, 2019, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue from this segment improved sequentially by 140.8% to INR 109.6 million (USD 1.5 million) in the three months ended December 31, 2020 versus INR 45.5 million (USD 0.6 million) in the three months ended September 30, 2020.

Other Revenue.  Our other revenue was INR 47.2 million (USD 0.6 million) in the three months ended December 31, 2020, a decrease from INR 316.1 million (USD 4.3 million) in the three months ended December 31, 2019 against INR 46.3 million (USD 0.6 million) in the three months ended September 30, 2020.

.

Adjusted Revenue for this segment decreased by 83.8% to INR 52.6 million (USD 0.7 million) in the three months ended December 31, 2020 from INR 325.7 million (USD 4.5 million) in the three months ended December 31, 2019. Adjusted Revenue includes add-back of INR 5.5 million (USD 0.07 million) in the three months ended December 31, 2020 against INR 9.6 million (USD 0.1 million) in the three months ended December 31, 2019 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and alliances income.

Adjusted Other Revenue increased sequentially to INR 52.6 million (USD 0.7 million) in the three months ended December 31, 2020 from INR 48.7 million (USD 0.7 million) in the three months ended September 30, 2020.

Other Income.  Our other income decreased to INR 15.8 million (USD 0.2 million) in the three months ended December 31, 2020 from INR 25.0 million (USD 0.3 million) in the three months ended December 31, 2019 due to decrease in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 58.0% to INR 180.3 million (USD 2.5 million) in the three months ended December 31, 2020 from INR 429.4 million (USD 5.9 million) in the three months ended December 31, 2019. This decrease was primarily due to a rationalization of headcount and reducing management salaries by 50% and variable reduction in salaries of 25-75% across the board. Excluding employee share-based compensation costs of INR 19.0 million (USD 0.3 million) in the three months ended December 31, 2020 from INR (0.3) million (USD (0.01) million) in the three months ended December 31, 2019, personnel expenses decreased by 62.5% in the three months ended December 31, 2020. During the three months ended December 31, 2020, the Company has incurred one time exit cost of INR 2.3 million (USD 0.03 million).

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 3.3% to INR 26.7 million (USD 0.4 million) in the three months ended December 31, 2020 from INR 27.6 million (USD 0.4 million) in the three months ended December 31, 2019, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 314.3 million (USD 4.3 million) against INR 429.8 million (USD 5.9 million) in the three months ended December 31, 2019, 26.9% lower year-over-year for the quarter.

Other Operating Expenses.  Other operating expenses decreased by 67.9% to INR 167.4 million (USD 2.3 million) in the three months ended December 31, 2020 from INR 522.0 million (USD 7.1 million) in the three months ended December 31, 2019 primarily due to decrease in commission, payment gateway charges, rent, and travelling and conveyance charges, communication, legal and professional charges, outsourcing fees which is marginally offset by provision for doubtful debts.

Adjusted EBITDA profit/ (loss)(1). Due to the forgoing factors, adjusted EBITDA profit(1) decreased by 117.7% to INR (36.4) million (USD (0.50) million) in the three months ended December 31, 2020 from adjusted EBITDA profit(1) of INR 205.0 million (USD 2.8 million) in the three months ended December 31, 2019. On a sequential basis adjusted EBITDA improved by INR 88.6 million.

Depreciation and Amortization.  Our depreciation and amortization expenses decreased by 19.3% to INR 142.2 million (USD 1.9 million) in the three months ended December 31, 2020 from INR 176.3 million (USD 2.4 million) in the three months ended December 31, 2019 primarily as a result of decrease in depreciation on tangible assets and amortization of intangible assets.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 197.5 million (USD 2.7 million) in the three months ended December 31, 2020. Our profit for the three months ended December 31, 2019 was INR 29.1 million (USD 0.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been loss of INR 178.6 million (USD 2.4 million) for three months ended December 31, 2020 as compared to profit of INR 28.8 million (USD 0.4 million) for three months ended December 31, 2019.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture is INR 1.7 million (USD 0.02 million) in the three months ended December 31, 2020 from loss of INR 3.6 million (USD 0.05 million) in the three months ended December 31, 2019.

Finance Income. Our finance income increased to INR 13.5 million (USD 0.2 million) in the three months ended December 31, 2020 from INR 10.9 million (USD 0.1 million) in the three months ended December 31, 2019. The increase was primarily due to an increase in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 28.5 million (USD 0.4 million) includes interest on the lease liability on adoption of IFRS 16 of INR 18.0 million (USD 0.2 million) in the three months ended December 31, 2020 as compared to INR 50.8 million (USD 0.7 million) includes interest on the lease liability on adoption of IFRS 16 of INR 17.9 million (USD 0.2 million) in the three months ended December 31, 2019. The decrease was due to decrease in interest on borrowings which is partially offset by increase in loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a loss of INR 10.3 million (USD 0.1 million) during the three months ended December 31, 2020.

Income Tax Expense.  Our income tax credit during the three months ended December 31, 2020 was INR 7.7 million (USD 0.1 million) compared to an expense of INR 6.5 million (USD 0.1 million) during the three months ended December 31, 2019.

Profit/ (Loss) for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2020 was INR 216.9 million (USD 3.0 million) as compared to a profit of INR 112.9 million (USD 1.5 million) in the three months ended December 31, 2019. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 187.6 million (USD 2.6 million) for three months ended December 31, 2020 and INR 21.2 million (USD 0.3 million) for three months ended December 31, 2019.

Basic Profit/ (Loss) per Share. Basic loss per share was INR 3.52 (USD 0.05) in the three months ended December 31, 2020 as compared to Basic profit per share of INR 2.42 (USD 0.03) in the three months ended December 31, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 3.05 (USD 0.04) in the three months ended December 31, 2020, as compared Adjusted Basic Loss Per Share (1) INR 0.43 (USD 0.01) in the three months ended December 31, 2019.

Diluted Profit/ (Loss) per Share. Diluted loss per share was INR 3.52 (USD 0.05) in the three months ended December 31, 2020 as compared to Diluted profit per share of INR 2.39 (USD 0.03) in the three months ended December 31, 2019. After excluding the employee share-based compensation costs and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 3.05 (USD 0.04) in the three months ended December 31, 2020 as compared to Adjusted Diluted Loss Per Share (1) INR 0.45 (USD 0.01) in the three months ended December 31, 2019.

Liquidity. As of December 31, 2020 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,461.3 million (USD 33.7 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months ended December 31, 2020 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on February 4, 2021. Dial in details for the conference call are as follows: US/International dial-in number: +1-323-347-3278. Confirmation Code: 4993156 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/ (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit /(loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/ (Loss) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended			Nine months ended December 31,
Amount in INR thousands	December 31, 2019	September 30, 2020	December 31, 2020	2019	2020
Profit/ (Loss) for the period as per IFRS	112,878	(300,614)	(216,914)	(653,567)	(596,990)
Employee share-based compensation costs	(319)	27,277	18,953	4,383	46,680
Depreciation and amortization	176,265	136,360	142,207	509,034	437,955
Share of loss of joint venture	3,574	(360)	1,709	7,952	3,206
Finance income	(10,937)	(22,569)	(13,517)	(47,333)	(67,478)
Finance costs	50,820	31,420	28,547	150,722	98,664
Change in fair value of warrants	(133,769)	3,990	10,326	(61,083)	(384,279)
Tax expense	6,524	(526)	(7,699)	31,116	(8,533)
Adjusted EBITDA Profit/ (Loss)	205,036	(125,022)	(36,388)	(58,776)	(470,775)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended			Nine months ended December 31,
Amount in INR thousands	December 31, 2019	September 30, 2020	December 31, 2020	2019	2020
Results from operations (as per IFRS)	29,090	(288,659)	(197,548)	(572,193)	(955,410)
Employee share-based compensation costs	(319)	27,277	18,953	4,383	46,680
Adjusted Results from Operations	28,771	(261,382)	(178,595)	(567,810)	(908,730)

The following table reconciles Profit/(Loss) for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended			Nine months ended December 31,
Amount in INR thousands	December 31, 2019	September 30, 2020	December 31, 2020	2019	2020
Profit/ (Loss) for the period (as per IFRS)	112,878	(300,614)	(216,914)	(653,567)	(596,990)
Employee share-based compensation costs	(319)	27,277	18,953	4,383	46,680
Net change in fair value of warrants	(133,769)	3,990	10,326	(61,083)	(384,279)
Adjusted Loss for the Period	(21,210)	(269,347)	(187,635)	(710,267)	(934,589)

The following tables reconcile Basic and Diluted Profit/(Loss) per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended			Nine months ended December 31,
Reconciliation of Adjusted Basic Profit/ (Loss) (Per Share) (unaudited)	December 31, 2019	September 30, 2020	December 31, 2020	2019	2020
Basic profit/ (loss) per share (as per IFRS)	2.42	(4.88)	(3.52)	(13.93)	(10.39)
Employee share-based compensation costs	0.03	0.44	0.31	0.09	0.82
Net change in fair value of warrants	(2.88)	0.07	0.17	(1.31)	(6.79)
Adjusted Basic Loss Per Share	(0.43)	(4.37)	(3.05)	(15.15)	(16.36)

	Three months ended			Nine months ended December 31,
Reconciliation of Adjusted Diluted Proft/ (Loss) (Per Share) (unaudited)	December 31, 2019	September 30, 2020	December 31, 2020	2019	2020
Diluted profit/ (loss) per share (as per IFRS)	2.39	(4.89)	(3.52)	(13.93)	(10.42)
Employee share-based compensation costs	(0.01)	0.44	0.31	0.09	0.81
Net change in fair value of warrants	(2.83)	0.06	0.17	(1.31)	(6.71)
Adjusted Diluted Loss Per Share	(0.45)	(4.39)	(3.05)	(15.15)	(16.32)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	648,511	217,721	1,002,222	44,220	316,072	47,161	1,966,805	309,102
Add: Customer promotional expenses	373,215	210,816	19,465	71,337	9,601	5,466	402,281	287,619
Service cost	-	-	(807,523)	(5,916)	-	-	(807,523)	(5,916)
Other income	-	-	-	-	-	-	24,999	15,809
Adjusted Revenue	1,021,726	428,537	214,164	109,641	325,673	52,627	1,586,562	606,614

	Air Ticketing		Hotels and Packages		Others		Total
	Nine months ended December 31,
Amount in INR thousands (Unaudited)	2019	2020	2019	2020	2019	2020	2019	2020
Revenue	2,127,985	556,554	2,980,416	90,412	866,943	117,439	5,975,344	764,405
Add: Customer promotional expenses	1,070,339	295,366	91,279	85,146	26,191	8,974	1,187,809	389,486
Service cost	-	-	(2,456,414)	(8,474)	-	-	(2,456,414)	(8,474)
Other income	-	-	-	-	-	-	108,206	75,141
Adjusted Revenue	3,198,324	851,920	615,281	167,084	893,134	126,413	4,814,945	1,220,558

	Air Ticketing	Hotels and Packages	Others	Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2020	2020	2020	2020
Revenue	181,375	35,669	46,250	263,294
Add: Customer promotional expenses	71,825	12,426	2,430	86,681
Service cost	-	(2,557)	-	(2,557)
Other income	-	-	-	30,298
Adjusted Revenue	253,200	45,538	48,680	377,716

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India's leading corporate travel services provider with over 700 corporate customers and one of India's leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 103,000 hotels in India and over 1,500,000 hotels around the world. Through its website, www.yatra.com, mobile application and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME / LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2020
(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2019	2020		2019	2020
	INR	INR	USD	INR	INR	USD
Revenue
Rendering of services	1,669,497	274,590	3,761	5,168,474	664,436	9,101
Other revenue	297,308	34,512	473	806,870	99,969	1,369
Total revenue	1,966,805	309,102	4,234	5,975,344	764,405	10,470
Other income	24,999	15,809	217	108,206	75,141	1,029

Service cost	807,523	5,916	81	2,456,414	8,474	116
Personnel expenses	429,408	180,282	2,469	1,411,848	576,407	7,895
Marketing and sales promotion expenses	27,566	26,662	365	156,022	47,198	646
Other operating expenses	521,952	167,392	2,293	2,122,425	724,922	9,929
Depreciation and amortization	176,265	142,207	1,948	509,034	437,955	5,999
Results from operations	29,090	(197,548)	(2,705)	(572,193)	(955,410)	(13,086)

Share of loss of joint venture	(3,574)	(1,709)	(23)	(7,952)	(3,206)	(44)
Finance income	10,937	13,517	185	47,333	67,478	924
Finance costs	(50,820)	(28,547)	(391)	(150,722)	(98,664)	(1,351)
Change in fair value of warrants - gain/(loss)	133,769	(10,326)	(141)	61,083	384,279	5,263
Profit/ (Loss) before taxes	119,402	(224,613)	(3,075)	(622,451)	(605,523)	(8,294)
Tax credit/(expense)	(6,524)	7,699	105	(31,116)	8,533	117
Profit/ (Loss) for the period	112,878	(216,914)	(2,970)	(653,567)	(596,990)	(8,177)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	11,776	1,495	19	4,406	403	7
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	1,712	4,430	61	1,553	(5,782)	(79)
Other comprehensive income / (loss) for the period, net of tax	13,488	5,925	80	5,959	(5,379)	(72)
Total comprehensive income / loss for the period, net of tax	126,366	(210,989)	(2,890)	(647,608)	(602,369)	(8,249)

Profit/ (loss) attributable to :
Owners of the Parent Company	112,638	(214,672)	(2,940)	(647,513)	(587,349)	(8,046)
Non-Controlling interest	240	(2,242)	(30)	(6,054)	(9,641)	(131)
Profit/ (loss) for the period	112,878	(216,914)	(2,970)	(653,567)	(596,990)	(8,177)

Total comprehensive Profit/ (loss) attributable to :
Owners of the Parent Company	125,959	(208,767)	(2,861)	(641,616)	(592,732)	(8,118)
Non-Controlling interest	407	(2,222)	(29)	(5,992)	(9,637)	(131)
Total comprehensive Profit/ (loss) for the period	126,366	(210,989)	(2,890)	(647,608)	(602,369)	(8,249)

Profit/ (loss) per share
Basic	2.42	(3.52)	(0.05)	(13.93)	(10.39)	(0.14)
Diluted	2.39	(3.52)	(0.05)	(13.93)	(10.42)	(0.14)

Weighted average no. of shares
Basic	46,478,347	60,951,843	60,951,843	46,476,215	56,553,777	56,553,777
Diluted	47,225,925	60,951,843	60,951,843	46,476,215	57,296,179	57,296,179

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2020
(Amounts in thousands, except per share data and number of shares)

	March 31, 2020	December 31, 2020	December 31, 2020
	INR	INR	USD
Assets
Non-current assets
Property, plant and equipment	62,563	30,107	412
Right-of-use assets	538,422	472,951	6,478
Intangible assets and goodwill	1,702,693	1,421,642	19,472
Prepayments and other assets	3,114	1,074	15
Other financial assets	30,233	22,198	304
Term deposits	800	942	13
Other non financial assets	223,618	223,618	3,063
Deferred tax asset	93,831	103,333	1,414
Total non-current assets	2,655,274	2,275,865	31,171

Current assets
Inventories	2,490	2,309	32
Trade and other receivables	2,368,395	630,566	8,637
Prepayments and other assets	851,950	622,910	8,532
Income tax recoverable	486,261	247,537	3,390
Other financial assets	273,926	125,131	1,714
Term deposits	754,524	594,711	8,146
Cash and cash equivalents	1,365,370	1,865,674	25,554
Total current assets	6,102,916	4,088,838	56,005

Total assets	8,758,190	6,364,703	87,176

Equity and liabilities
Equity
Share capital	714	833	11
Share premium	18,889,154	20,215,763	276,890
Treasury shares	(11,219)	(11,219)	(154)
Other capital reserve	689,295	141,059	1,932
Accumulated deficit	(18,053,916)	(18,604,062)	(254,815)
Foreign currency translation reserve	(22,087)	(27,869)	(382)
Total equity attributable to equity holders of the Company	1,491,941	1,714,505	23,482
Total Non-controlling interest	19,033	12,987	178
Total equity	1,510,974	1,727,492	23,660

Non-current liabilities
Borrowings	7,226	4,030	55
Trade and other payables	27,774	30,692	420
Deferred tax liability	37,645	34,002	466
Employee benefits	56,837	50,837	696
Deferred revenue	232,069	126,715	1,736
Lease liability	478,361	444,987	6,095
Other financial liabilities	2	216	4
Total non-current liabilities	839,914	691,479	9,472

Current liabilities
Borrowings	979,303	4,019	55
Trade and other payables	2,859,370	2,632,754	36,060
Employee benefits	79,396	57,466	787
Deferred revenue	125,847	265,706	3,639
Income taxes payable	204	145	2
Lease liability	60,195	55,448	759
Other financial liabilities	1,342,337	97,053	1,329
Other current liabilities	960,650	833,141	11,413
Total current liabilities	6,407,302	3,945,732	54,044
Total liabilities	7,247,216	4,637,211	63,516
Total equity and liabilities	8,758,190	6,364,703	87,176

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2020
(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period	-	-	-	(587,349)	-	-	(587,349)	(9,641)	(596,990)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	(5,782)	(5,782)	-	(5,782)
Re-measurement gain on defined benefit plan	-	-	-	399	-	-	399	4	403
Total other comprehensive loss	-	-	-	399	-	(5,782)	(5,383)	4	(5,379)

Total comprehensive loss	-	-	-	(586,950)	-	(5,782)	(592,732)	(9,637)	(602,369)

Share based payments	-	-	-	40,395	6,285	-	46,680	-	46,680
Exercise of options	10	554,511	-	-	(554,521)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)
Change in non-controlling interest	-	-	-	(3,591)	-	-	(3,591)	3,591	-

Total contribution by owners	119	1,326,609	-	36,804	(548,236)	-	815,296	3,591	818,887

Balance as at December 31, 2020	833	20,215,763	(11,219)	(18,604,062)	141,059	(27,869)	1,714,505	12,987	1,727,492

Yatra Online, Inc. Consolidated
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2020
(Amount in thousands, except per share data and number of shares)

	2019	2020	2020
	INR	INR	USD
Loss before tax	(622,451)	(605,523)	(8,294)
Adjustments for non-cash and non-operating items	585,197	221,432	3,033
Change in working capital**	(1,096,121)	1,225,969	16,792
Direct taxes paid (net of refunds)	(13,746)	235,530	3,226
Net cash flows from/(used in) operating activities	(1,147,121)	1,077,408	14,757
Net cash flows from/(used in) investing activities	(5,594)	(270,166)	(3,700)
Net cash flows from/(used in) financing activities	(519,796)	427,421	5,854
Net increase/(decrease) in cash and cash equivalents	(1,672,511)	1,234,663	16,911
Cash and cash equivalents at the beginning of the period***	1,363,671	646,229	8,851
Effect of exchange differences on cash and cash equivalents	33,730	(15,218)	(208)
Cash and cash equivalents at the end of the period*	(275,110)	1,865,674	25,554

* Includes overdraft of INR Nil (INR  1,235,290 as on December 31, 2019).

**Includes INR 389,617 paid on account of ATB settlement (INR Nil as on December 31, 2019)

***Includes overdraft of INR 719,141 (INR 797,343 as of March 31, 2019)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the nine months ended December 31,
(In thousands except percentages)	2019	2020	2019	2020
Quantitative details *
Air Passengers Booked	2,047	910	6,348	1,063
Stand-alone Hotel Room Nights Booked	300	199	962	214
Packages Passengers Travelled	28	1	91	1
Gross Bookings
Air Ticketing	19,042,527	5,140,396	62,187,408	4,931,137
Hotels and Packages	2,059,406	617,744	6,465,519	621,975
Total	21,101,933	5,758,140	68,652,927	5,553,112
Adjusted Revenue
Air Ticketing	1,021,726	428,537	3,198,324	851,920
Hotels and Packages	214,164	109,641	615,281	167,084
Others (Including Other Income)	350,672	68,436	1,001,340	201,555
Total	1,586,562	606,614	4,814,945	1,220,558
Net Revenue Margin%**
Air Ticketing	5.4%	8.3%	5.1%	17.3%
Hotels and Packages	10.4%	17.7%	9.5%	26.9%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.